Points International To Report Fourth Quarter and Fiscal Year 2007 Results on Wednesday, March 5th at 5:00 p.m. ET

TORONTO, February 20, 2008 – Points International "Points" - (OTCBB: PTSEF, TSX: PTS) - the world’s leading loyalty reward solutions provider and owner of the Points.com portal - today announced that it will report financial results for the fourth quarter and fiscal year 2007 on Wednesday, March 5, 2008 after the close of market.

The Company will host a corresponding conference call with Rob MacLean, CEO, Christopher Barnard, President and Anthony Lam, CFO of Points International to discuss the results on Wednesday, March 5th at 5:00 p.m. Eastern Time.

To participate in the conference call, investors from the US and Canada should dial (800) 218-0204 ten minutes prior to the scheduled start time. International callers should dial (303) 262-2131.

Points International will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the company’s Web site at https://www.points.com/static/corporate/investor_overview.html. A telephonic replay of the conference call will also be available until 11:59 pm PT on Monday, March 10, 2008 by dialing 800-405-2236 and entering the passcode: 11109078#.

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles(TM), Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group's Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com

CONTACT:
Anthony Lam, CA, CFO	Alex Wellins or Brinlea Johnson
Points International Ltd.	The Blueshirt Group
(416) 596-6382	(415) 217-7722
anthony.lam@points.com	alex@blueshirtgroup.com